news release

Zi Corporation Holds Annual Meeting

Appoints George Tai Chairman

CALGARY, AB, July 30, 2007 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions for mobile devices, announced today that it held its Annual Meeting of holders of common shares, Thursday, July 26, at the Metropolitan Conference Centre, in Calgary, Alberta, as scheduled. A quorum of shareholders was present in person or by proxy. All proposals submitted to the shareholders were approved, including the election of the board of directors, the approval of a new incentive plan, the appointment of Ernst & Young LLP, Chartered Accountants, as auditor, and the authorization of the board of directors to fix the auditor’s remuneration.

The six directors elected to serve for the ensuing year were Milos Djokovic, President and Chief Executive Officer; Andrew M. Gertler, Principal of Lester Asset Management; H. Donald Hyde, chartered accountant; Donald P. Moore, Principal and director of Fundamental Management Corporation and international corporate attorney with Holland & Knight, LLP; Robert P. Stefanski, Executive Vice President of TIBCO Software Inc. and George C. Tai, Partner of Carscallen Leitch LLP.

Following the Annual Meeting, the Board appointed George Tai Chairman of the board of directors. Mr. Tai practices business law as a partner at the law firm of Carscallen Leitch LLP. Prior to returning to private practice in 2004, Mr. Tai held senior executive positions in legal, finance and operations with private and public technology companies, including Zi Corporation for the period 2000 to 2003. Mr. Tai has extensive international legal experience structuring and negotiating technology transfer and licensing agreements as well as mergers and acquisitions. Mr. Tai has been and is currently a director and corporate secretary of several private and public companies.

About Zi Corporation

Zi Corporation is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™ for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; Decuma® for predictive pen-input handwriting recognition; and the Qix® search and service discovery engine to enhance the user experience and drive service usage and adoption. Zi’s product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

For more information:

Allen & Caron Inc. (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300

Intelligent Interface Solutions